# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ACHIEVE LIFE SCIENCES, INC., CIK 0000949858
CUSIP: 004468500
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 22722 29TH DR. SE, SUITE 100, SEATTLE, Washington (WA), 98021
Date of event which requires filing of this statement: 05/11/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001792126

## Reporting persons
- Logos Global Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,538,440; sole dispositive power 0; shared dispositive power 10,538,440; aggregate amount beneficially owned 10,538,440 (9.99% of the class)
  Comment: The securities reported herein consist of 6,951,032 shares of Common Stock, standard options to acquire 1,000,000 shares of Common Stock and warrants to acquire 2,751,032 shares of Common Stock, which warrants are subject to a 9.99% beneficial ownership limitation. Percentage calculated based on 102,902,490 shares of Common Stock outstanding on August 11, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2026.
- Logos Global Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,538,440; sole dispositive power 0; shared dispositive power 10,538,440; aggregate amount beneficially owned 10,538,440 (9.99% of the class)
  Comment: The securities reported herein consist of 6,951,032 shares of Common Stock, standard options to acquire 1,000,000 shares of Common Stock and warrants to acquire 2,751,032 shares of Common Stock, which warrants are subject to a 9.99% beneficial ownership limitation. Percentage calculated based on 102,902,490 shares of Common Stock outstanding on August 11, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2026.
- Logos Global Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,200,000; sole dispositive power 0; shared dispositive power 5,200,000; aggregate amount beneficially owned 5,200,000 (5.1% of the class)
  Comment: The securities reported herein consist of 4,200,000 shares of Common Stock and standard options to acquire 1,000,000 shares of Common Stock. Percentage calculated based on 102,902,490 shares of Common Stock outstanding on August 11, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2026.
- Logos GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,200,000; sole dispositive power 0; shared dispositive power 5,200,000; aggregate amount beneficially owned 5,200,000 (5.1% of the class)
  Comment: The securities reported herein consist of 4,200,000 shares of Common Stock and standard options to acquire 1,000,000 shares of Common Stock. Percentage calculated based on 102,902,490 shares of Common Stock outstanding on August 11, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2026.
- Logos Opportunities Fund V LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,338,440; sole dispositive power 0; shared dispositive power 5,338,440; aggregate amount beneficially owned 5,338,440 (5% of the class)
  Comment: The securities reported herein consist of 2,751,032 shares of Common Stock and warrants to acquire 2,751,032 shares of Common Stock which warrants are subject to a 9.99% beneficial ownership limitation. Percentage calculated based on 102,902,490 shares of Common Stock outstanding on August 11, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2026.
- Logos Opportunities V GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,338,440; sole dispositive power 0; shared dispositive power 5,338,440; aggregate amount beneficially owned 5,338,440 (5% of the class)
  Comment: The securities reported herein consist of 2,751,032 shares of Common Stock and warrants to acquire 2,751,032 shares of Common Stock which warrants are subject to a 9.99% beneficial ownership limitation. Percentage calculated based on 102,902,490 shares of Common Stock outstanding on August 11, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2026.
- Arsani William: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,538,440; sole dispositive power 0; shared dispositive power 10,538,440; aggregate amount beneficially owned 10,538,440 (9.99% of the class)
  Comment: The securities reported herein consist of 6,951,032 shares of Common Stock, standard options to acquire 1,000,000 shares of Common Stock and warrants to acquire 2,751,032 shares of Common Stock, which warrants are subject to a 9.99% beneficial ownership limitation. Percentage calculated based on 102,902,490 shares of Common Stock outstanding on August 11, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2026.
- Graham Walmsley: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,338,440; sole dispositive power 0; shared dispositive power 5,338,440; aggregate amount beneficially owned 5,338,440 (5% of the class)
  Comment: The securities reported herein consist of 2,751,032 shares of Common Stock and warrants to acquire 2,751,032 shares of Common Stock, which warrants are subject to a 9.99% beneficial ownership limitation. Percentage calculated based on 102,902,490 shares of Common Stock outstanding on August 11, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2026.

## Item 1. Issuer
Name of issuer: ACHIEVE LIFE SCIENCES, INC.
Address of issuer's principal executive offices: 22722 29TH DR. SE, SUITE 100, SEATTLE, WA, 98021

## Item 2. Person Filing
Name of person filing:
Logos Global Management LP ("Logos Global")

Logos Global Management GP LLC ("Logos Global GP")

Logos Global Master Fund LP ("Global Fund")

Logos GP LLC ("Logos GP")

Logos Opportunities Fund V LP ("Opp V Fund")

Logos Opportunities V GP LLC ("Opp V GP")

Arsani William

Graham Walmsley

Logos Global is the investment adviser to investment funds, including Global Fund and Opp V Fund. Logos Global GP is the general partner of Logos Global. Logos GP is the general partner of Global Fund. Opp V GP is the general partner of Opp V Fund. Dr. William is a control person of Logos Global, Logos Global GP and Logos GP. Dr. William and Dr. Walmsley are the control persons of Opp V GP.

The reporting persons are filing this statement jointly but not as members of a group, and they expressly disclaim membership in a group. Each reporting person disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Global Fund or Opp V Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: One Letterman Drive, Building C, Suite C3-350, San Francisco, California 94129
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Logos Global: 10,538,440

Logos Global GP: 10,538,440

Global Fund: 5,200,000

Logos GP: 5,200,000

Opp V Fund: 5,338,440

Opp V GP: 5,338,440

Arsani William: 10,538,440

Graham Walmsley: 5,338,440
Percent of class:
Logos Global: 9.99%

Logos Global GP: 9.99%

Global Fund: 5.1%

Logos GP: 5.1%

Opp V Fund: 5.0%

Opp V GP: 5.0%

Arsani William: 9.99%

Graham Walmsley: 5.0%
Sole power to vote or to direct the vote:
Logos Global: 0

Logos Global GP: 0

Global Fund: 0

Logos GP: 0

Opp V Fund: 0

Opp V GP: 0

Arsani William: 0

Graham Walmsley: 0
Shared power to vote or to direct the vote:
Logos Global: 10,538,440

Logos Global GP: 10,538,440

Global Fund: 5,200,000

Logos GP: 5,200,000

Opp V Fund: 5,338,440

Opp V GP: 5,338,440

Arsani William: 10,538,440

Graham Walmsley: 5,338,440
Sole power to dispose or to direct the disposition:
Logos Global: 0

Logos Global GP: 0

Global Fund: 0

Logos GP: 0

Opp V Fund: 0

Opp V GP: 0

Arsani William: 0

Graham Walmsley: 0
Shared power to dispose or to direct the disposition:
Logos Global: 10,538,440

Logos Global GP: 10,538,440

Global Fund: 5,200,000

Logos GP: 5,200,000

Opp V Fund: 5,338,440

Opp V GP: 5,338,440

Arsani William: 10,538,440

Graham Walmsley: 5,338,440

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Each of Global Fund and Opp V Fund hold the Common Stock for the benefit of each of its respective investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT 99.1 AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

## Signatures
- Logos Global Management LP: /s/ Arsani William, Managing Partner (08/17/2026)
- Logos Global Management GP LLC: /s/ Arsani William, Managing Member (08/17/2026)
- Logos Global Master Fund LP: /s/ Arsani William, Managing Member of Logos GP LLC, General Partner of Logos Global Master Fund LP (08/17/2026)
- Logos GP LLC: /s/ Arsani William, Managing Member (08/17/2026)
- Logos Opportunities Fund V LP: /s/ Arsani William, Managing Member of Logos Opportunities V GP LLC, General Partner of Logos Opportunities Fund V LP (08/17/2026)
- Logos Opportunities V GP LLC: /s/ Arsani William, Managing Member (08/17/2026)
- Arsani William: /s/ Arsani William, Reporting person (08/17/2026)
- Graham Walmsley: /s/ Graham Walmsley, Reporting person (08/17/2026)